Exhibit 16.1

March 3, 2017

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E. Washington, D.C. 20549

Ladies and Gentlemen:

We have read Daseke, Inc.’s statements included under Item 4.01 of its Form 8-K dated February 27, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the audit committee decided to engage Grant Thornton LLP to serve as the Company’s new independent registered public accounting firm, and the statements made in paragraph (b) under Item 4.01.

/s/ WithumSmith+Brown, PC

New York, New York

cc:                                Mr. Mark Sinclair

Audit Committee Chairman

Daseke, Inc.